Exhibit 99.1

155 Wellington Street West Toronto ON M5V 3J7 dwpv.com

January 30, 2014

File No. 245478

BY EDGAR

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

North American Palladium Ltd.

We refer to the amended and restated prospectus supplement (the “Prospectus Supplement”) of North American Palladium Ltd. (the “Company”) dated January 30, 2014 relating to the short form base shelf prospectus of the Company dated February 12, 2013, which relates to a proposed issue of up to $32,000,000 7.5% Convertible Unsecured Subordinated Series 1 Debentures due January 2019 and Series 1 Common Share Purchase Warrants and to the Registration Statement on Form F-10 (File no. 333-185656) of the Company initially filed with the U.S. Securities and Exchange Commission on December 21, 2012 as amended by Amendment No. 1 thereto filed on February 13, 2013 (the “Registration Statement”).

We hereby consent to the use of our firm name under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement. In addition, we hereby consent to the use of our firm name and the reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

Yours very truly,

/s/ Davies Ward Phillips & Vineberg LLP

DAVIES WARD PHILLIPS & VINEBERG LLP